EXHIBIT (a)(5)(A)

MEMORANDUM

To:	Executive Officers and Directors of SunLink Health Systems, Inc.
From:	Robert M. Thornton, Jr.
Date:	November 9, 2017
Re:	Notice of Blackout Period

Reason for the Blackout Period and this Notice

In connection with the potential tender offer (the “Offer”) to repurchase up to $2,500,000 of the common shares of SunLink Health Systems, Inc. (“SunLink” or the “Company”) by SunLink as such tender offer may be extended, revised or amended (the “Offer”), you will be prohibited from purchasing common shares of SunLink during the Offer, including all extensions thereof. Under Rule 14e-5 (the “Rule”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), no “covered person” may directly or indirectly purchase or arrange to purchase any of the Company’s common shares except as part of the Offer. The term “covered person” is defined broadly to include, among others, the Company and its affiliates. Because of your status as an Executive Officer or Director of the Company you would be deemed to be an affiliate of the Company. The Blackout Period is expected to begin on November 22, 2017 at 12:01 a.m. Eastern Time and is expected to end on January 9, 2018, unless it is extended. Rule 13e-4(f)(6) prohibits any purchases outside of a tender offer by an issuer or its affiliates until the expiration of at least ten business days after the termination of a prior tender offer and this period is included in the Blackout Period. We will have a Board meeting to approve the Tender Offer and finalize the dates before it begins, and SunLink will inform you of the end of, and any changes to, the Blackout Period. These restrictions are in addition to all restrictions imposed by the Company’s insider trading policies.

Trading Restrictions

During the Blackout Period, you will be restricted, except in limited circumstances, from, directly or indirectly, purchasing, acquiring, exercising options or otherwise having transferred to you, SunLink common shares, or options to acquire SunLink common shares other than pursuant to the Offer. You may exercise options as long as the options were held by you prior to the public announcement of the Offer. If you are scheduled or plan to purchase, acquire, exercise options, or otherwise transfer SunLink common shares, or options to acquire SunLink common shares, during the Blackout Period, please notify me in order that the Company can consult with legal counsel to determine whether the transaction is compliant. These trading prohibitions also apply to any person acting, directly or indirectly, in concert with you in connection with any purchase or arrangement to purchase any SunLink common shares. Accordingly, please treat SunLink common shares held by immediate family members sharing your household, held in trust or held by certain partnerships and corporations in which you have a pecuniary interest or exercise control as subject to the prohibitions of the Rule. In addition, all transactions, including sales, still remain subject to the provisions of the Company’s insider trading policy.

If you have any questions about the restrictions or matters relating to the tender offer, please call me.

Thank you.